FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2004

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange regarding the equity capitalization of the BBVA Banco Francés S.A.

TRANSLATION FROM SPANISH

November 18, 2004

Bolsa de Comercio de Buenos Aires

(Buenos Aires Stock Exchange)

Buenos Aires, Argentina

Comisión Nacional de Valores

(Argentine Securities Committee)

25 de mayo 175, 3rd Floor

Buenos Aires, Argentina

Banco Central de la República Argentina

(Central Bank of the Republic of Argentina)

Reconquista 266

Buenos Aires, Argentina

Dear Sirs:

Ref.:	BBVA Banco Francés S.A. – capital increase by subscription of 103,232,874 ordinary shares. Public offer and quotation

We address to you, in our capacity of attorneys in fact of BBVA Banco Francés S.A., in connection with the captioned matter, in order to inform you that the Preemptive Subscription Period for exercising the preemptiveand accretion rights has concluded on November 17, 2004. All the terms which are not nouns and are capitalized in this document, shall have the meaning assigned to them in the Prospectus dated October 5, 2004 (the “Prospectus”). We would like to emphasize that this letter represents the “notice”, as described in the Prospectus under “Terms of Issuance – Allocation of New Shares.”

Pursuant to the New Shares Issuance Terms as described in the Prospectus, 102,665,117 New Shares have been subscribed and paid-in through the exercise of Preemptive rights. Furthermore, and pursuant to the Prospectus Procedures, 567,757 New Shares have been allotted through the exercise of accretion rights. Therefore, the issue was fully subscribed (103,232,874 New Shares).

As provided in the above-mentioned Prospectus, all New Shares subscribed through Accretion Rights must be paid-in no later than two (2) stock exchange business days after the publication of this “notice” in the “Boletín Diario – Bolsa de Comercio de Buenos Aires” (Daily Bulletin of the Buenos Aires Stock Exchange). Accordingly, the term in order to pay-in the New Shares subscribed through the e Accretion Rights expires on November 22, 2004.

We hereby request for the publication of this information in accordance with the Prospectus.

Very truly tours,

For BBVA BANCO FRANCES S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 21, 2004	By:	/s/ Marcelo G.Canestri
	Name:	Marcelo G.Canestri
	Title:	Chief Financial Officer